SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934




LYNCH INTERACTIVE CORPORATION
(Name of Issuer)

Common Stock Par Value $0.0001 per share
(Title of Class of Securities)


551146103
(CUSIP Number)

John Fikre
Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, New York 10580
(914) 921-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


December 4, 2003
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
















CUSIP No. 551146103
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) 	(a)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

8,700 (ITEM 5)

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

8,700 (ITEM 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,700 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.26%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
CUSIP No. 551146103
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

M4E LLC
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

 480,000    (Item 5)

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

480,000    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,000    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.71%
14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO


Item 1.		Security and Issuer
		The class of equity securities to which this Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Avenue, Rye, New York 10580.

Item 2.		Identity and Background
(a), (b) and (c) - This statement is being filed by Marc Gabelli and M4E, L.L.C. ("M4E").  The foregoing persons signing this Amendment to
Schedule 13D are hereafter referred to as the "Reporting Persons".
Marc Gabelli is a director of the Issuer and also a director of
Lynch Corporation. Marc Gabelli is a portfolio manager with Gabelli Asset Management Inc., a publicly-traded financial services firm, and president of Gabelli Group Capital Partners, Inc., a private company.
M4E is a family limited liability company, having its principal executive offices at One Corporate Center, Rye, New York 10580. Marc Gabelli is
a member of M4E and has the authority to enter into agreements on behalf of
M4E.  Mario J. Gabelli is the manager of M4E.
(d) and (e) - During the last five years, neither Marc Gabelli nor M4E have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) - Marc Gabelli is a citizen of the United States.  M4E is a New
York limited liability company.
Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $340,404 to purchase the Securities reported as beneficially owned in Item 5. Marc
Gabelli used approximately $100,404 of personal funds to purchase the
Securities reported by him.  M4E used $240,000 of working capital to purchase the option to acquire the Securities reported by it.
Item 4.		Purpose of Transaction
		 Marc Gabelli acquired the shares reported by him for investment purposes. The option to purchase shares reported by M4E may be viewed as being beneficially owned by Marc Gabelli as he is a member of M4E and has the authority to enter into agreements on its behalf.
As a director of the Issuer, Marc Gabelli is actively involved with the management of the Issuer.  Accordingly, in the normal course of his duties as a director, Marc Gabelli may consider, analyze, or propose corporate transactions involving the Issuer or its subsidiaries, sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure or similar actions involving the Issuer.
Other than as described above, the Reporting Persons do not have any present plans or proposals which would relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D.
Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities beneficially owned by the Reporting Persons is 488,700 shares, representing 14.97% of the 3,262,751 shares outstanding. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recent
10-Q for the quarter ended September 30, 2003 (2,782,151 shares) to the number of shares which would be receivable if M4E were to exercise its option to purchase shares of common stock owned by Mario J. Gabelli (480,000 shares). The Reporting Persons beneficially own those Securities as follows:

Name
Shares of
Common Stock
% of Class
of
Common
Shares
of
Common
Stock
Plus
Option
if
Exercise
d
% of
Common
Plus
Option
if
Exercise
d
Marc Gabelli
8,700
0.31%
8,700
0.27%

M4E

0

0.00%

480,000

14.71%

		Marc Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by M4E.
		(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, except that pursuant to the stock option agreement described below, in the event that the option is exercised, Mario
J. Gabelli will retain the vote on the option shares for three years or until his death, if earlier.

		(c) and (d) On December 4, 2003, Mario J. Gabelli and M4E entered into a stock option agreement pursuant to which M4E acquired an option to purchase 480,000 shares of the Securities from Mario J. Gabelli at an exercise price of $15.64 per share. The aggregate option price was $240,000 ($.50 per share). In the event the option is exercised the exercise price will be reduced by $.40 per share. The stock option agreement is attached hereto as Exhibit A.

..
(e) Not applicable.

Item 7.		Material to be Filed as an Exhibit
		The following Exhibits A, B, and C are attached hereto.
Exhibit A:

Exhibit B:

Exhibit C:
Stock Option Agreement

Joint Filing Agreement

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.



Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 15, 2003

MARC J. GABELLI
M4E, L.L.C.


By:/s/ James E. McKee
	James E. McKee
      Attorney-in-Fact






Exhibit A


	STOCK OPTION AGREEMENT



	Agreement made on December 4, 2003, between Mario J. Gabelli (the "Seller") and M4E, L.L.C., a New York limited liability company (the "Buyer").

	For $.50 per share, the Seller hereby grants to Buyer a forty-five day option (the "Option") to buy 480,000 shares of Common Stock of Lynch Interactive Corporation that Seller owns. Buyer may assign the Option with the consent of Seller.

	The Strike Price will be $15.64 per share.

	Should Buyer exercise the Option then Seller will credit 80% of the option price, that is $.40 a share, as a reduction of the Strike Price (i.e., the Strike Price will become $15.24 per share).

	Seller will keep the vote on the shares for three years or until Seller's death, if earlier.

	This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first mentioned above.



/s/ Mario J. Gabelli________________
Mario J. Gabelli



M4E, L.L.C.


/s/Marc J. Gabelli _________________
Marc J. Gabelli
Member















Exhibit B

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule
13D referred to below) on behalf of each of them of a statement on Schedule
13D (including amendments thereto) with respect to the Common Stock, par value of $0.0001 Per share, of Lynch Interactive Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 12th day of December 2003.



MARC J. GABELLI
M4E, L.L.C.



By:/s/ James E. McKee
	James E. McKee
     	Attorney-in-Fact






























Exhibit C:

POWER OF ATTORNEY



	KNOW ALL MEN BY THESE PRESENTS, THAT I, Marc Gabelli, have made, constituted and appointed, and by these presents do make, constitute and appoint, Stephen M. DeTore, James E. McKee, and Douglas R. Jamieson, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead individually and/or as an executive officer or director of any entity for which I serve as such, including but not limited to Gemini Capital Management, LLC, solely for the purpose of executing, filing or delivering any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 under the Securities Exchange Act of 1934 and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitutes shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me with respect to the matters covered hereby.
This instrument may not be changed orally.

	IN WITNESS WHEREOF, I have hereunto set my hand and seal this 9th day of August, 2001.


/s/ Marc Gabelli___________________________________
						Marc Gabelli



	BE IT KNOWN, that on this 9th day of August, 2001, before me, Bonnie M. Cohen, a Notary Public in and for the State of New York, duly commissioned and sworn, personally came and appeared Marc Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

	IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.



/s/ Bonnie M. Cohen_________________________________
						Notary Public
-1-